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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                SCHEDULE TO
                               (RULE 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (AMENDMENT NO. 1)
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                            RITE AID CORPORATION
                     (Name of Subject Company (issuer))

                            RITE AID CORPORATION
                          (Name of Filing Person)

               5.25% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                  DEALER REMARKETABLE SECURITIES DUE 2003
                     (Titles of Classes of Securities)

                 767754AL8 (CONVERTIBLE SUBORDINATED NOTES)
                 767754AK0 (CONVERTIBLE SUBORDINATED NOTES)
                 U76659AA6 (CONVERTIBLE SUBORDINATED NOTES)
                 767754AM6 (DEALER REMARKETABLE SECURITIES)
                 U76659AB4 (DEALER REMARKETABLE SECURITIES)
                  (CUSIP Numbers of Classes of Securities)

                           ELLIOT S. GERSON, ESQ.
            SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            RITE AID CORPORATION
                               30 HUNTER LANE
                       CAMP HILL, PENNSYLVANIA 17011
                               (717) 975-5806
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                  Copy to:
                           STACY J. KANTER, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3497

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|         third-party tender offer subject to Rule 14d-1.
      |X|         issuer tender offer subject to Rule 13e-4.
      |_|         going-private transaction subject to Rule 13e-3.
      |_|         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed on February 12, 2001 (the "Original Schedule TO"), relating to the offers by Rite Aid Corporation, a Delaware corporation ("Rite Aid"), (i) to exchange (the "Convertible Notes Exchange Offer") 145 shares of common stock, par value $1.00 per share, of Rite Aid ("Common Stock") for each $1,000 principal amount of currently outstanding 5.25% Convertible Subordinated Notes due 2002 (CUSIP Nos. 767754AL8, 767754AK0 and U76659AA6) (the "Convertible Notes") and (ii) to exchange (the "Remarketable Securities Exchange Offer," and, together with the Convertible Notes Exchange Offer, the "Exchange Offers") 155 shares of Common Stock for each $1,000 principal amount of currently outstanding Dealer Remarketable Securities due 2003 (CUSIP Nos. 767754AM6 and
U76659AB4) (the "Remarketable Securities," and, together with the Convertible Notes, the "Exchange Offer Securities").

ITEM 4.  TERMS OF THE TRANSACTION.

Paragraph (b) of Item 4 is hereby amended and restated in its entirety as follows:

      (b) While the Exchange Offers are being made to all holders of Exchange Offer Securities, to Rite Aid's knowledge, no Exchange Offer Securities are held by any officer, director or affiliate of Rite Aid and therefore Rite Aid does not anticipate that any Exchange Offer Securities will be purchased from such persons.

      ITEM 12.  EXHIBITS.

            Reference is made to the caption "Cautionary Statements" in the Offering Circular filed as exhibit (a)(1)(A) under Item 12. Rite Aid acknowledges the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.


                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 6, 2001               By:     /s/ Elliot S. Gerson
                                       -------------------------------------
                                      Elliot S. Gerson
                                      Senior Executive Vice President and
                                      General Counsel